

February 15, 2007

David Skjaerlund
President
Liberty Renewable Fuels LLC
3508 E. M-21
Corunna, Michigan 48817

> **Re:** **Liberty Renewable Fuels LLC**
> **Registration Statement on Form S-1**
> **Filed January 19, 2007**
> **File No. 333-140098**

Dear Mr. Skjaerlund:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The securities you are offering for sale include a deferred payment option that permits investors to pay a minimum initial 20% of the purchase price in cash, and provide up to the remaining 80% of the purchase price due at the execution of loan agreements providing debt financing, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of consideration paid for the securities unless, among other things, "the total due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis and confirm that you will comply with Rule 10b-9.

2. Please clarify throughout the prospectus whether there will be any selling, organizational or management fees, compensation or commissions and, if so, quantify these amounts. See Industry Guide 5, Section 4.

3. We note your disclosure on page 102 that the board of managers has already begun the process of approving a qualified matching service for members of the Cooperative Elevator Company. Please tell us how you plan to comply with the requirements of Section 5 of the Securities Act as discussed in Section IV of Release 33-6900. Also disclose whether you plan to assist in the development of a secondary market or provide any other qualified matching services.

4. Please include a suitability standards section immediately following the prospectus cover page. Disclose the suitability standards and the methods you will employ to assure adherence to those standards. Also discuss the factors pertaining to the need for the suitability standards.

5. Please provide a section on conflicts of interest as required by Industry Guide 5, Section 5 or tell us why you believe such disclosure is not required.

6. The size of type point in the prospectus appears small. Please confirm that the type point complies with Rule 420 of Regulation C.

Prospectus Cover Page

7. The cover page contains significant text that results in obscuring the information intended to be highlighted. Please revise so that the cover page contains only a brief description of the transaction and purpose of the offering and a list of material risks.

8. On the cover page, the summary and the risk factors sections, please revise the risk factors to list them in the order of materiality and include the following risk factors as applicable:

    -   The company may never be able to pay any distributions to investors, which is subject to operating expenses, debt payments, capital improvements, replacements and contingencies.
    -   The board has no obligation to distribute profits, if any, to members.
    -   All or a substantial portion of any cash distributions will be a return of capital, meaning it is a return of the investor's initial investment, and not a return on that investment.
    -   The sponsors have no prior experience with such projects and are unable to provide prior performance data.
    -   Investors have limited voting rights.

- Investors will be unable to resell or dispose of units except at a substantial discount.
- The company will use high leverage to complete the project.
- There are material tax risks associated with the offering.
- The executive officers are only dedicating 15 hours per week to the project.

See Release 33-6900.

9. The offering terms at the top of the page should refer only to the minimum amount needed to break escrow. See Release 33-6900. Please also disclose any fees, expenses and commissions to be deducted from the gross offering proceeds and quantify the percentage of an investor's contribution that will actually be available for investment in the business.

10. Disclose whether interest will be paid to investors when they are admitted to the company and if their subscription is rejected, whether their investment will be returned with interest and without deduction.

11. Please clarify here and under Our Financing Plan on page 6 whether the funds held in escrow will be returned to investors if the debt financing commitments are not received within one year from the effective date of the registration statement. If not, please provide adequate risk factor disclosure throughout the prospectus and explain how you will use the proceeds from the offering.

Industry and Market Information and Forecasts, page iv

12. Please delete the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus. For example, you "do not guarantee the accuracy and completeness of such information," "have not independently verified such data," and "forecasts are particularly likely to be inaccurate."

Forward Looking Statements, page iv

13. Please move this section after the Risk Factors section.

Prospectus Summary, page 1

14. Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Industry Overview and Description of Our Business sections of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K and Release 33-6900.

15. Your summary section should identify and provide a brief overview of the key aspects of the offering. We note there are several key aspects related to the units disclosed in the following sections: "Suitability of Investors" on page 88; "Subscription Procedures" on page 89; "Escrow Procedures" on page 89; "Allocation of Profits and Losses" and "Restrictions on Transfer of Units" on page 95; Donations for Charitable Purposes on page 99; and "Federal Income Tax Status" on page 100. Please revise to provide a brief summary of the key aspects in the summary, as appropriate.

16. Please revise your summary to state that your management has very little or no experience with your business. We note your disclosure on page 14 of the Risk Factors section.

17. Please disclose the difference between the Class A and Class B units. Clarify whether all the units are the same or whether some, such as the units distributed to the managers, have different features or rights associated with them. Explain how unit income is distributed to the managers and whether the unit income the managers receive is subject to different allocations.

Liberty Renewable Fuels, page 1

18. Please revise to clarify who purchased all of the assets and assumed substantially all of the liabilities of Liberty Renewable Fuels, LLC, as your company name is Liberty Renewable Fuels, LLC. In addition, please revise to describe the history of Liberty Renewable Fuels, LLC, the Michigan company.

19. Please include the list of the most significant risk factors you provide on the prospectus cover page, but provide slightly more detail.

20. Throughout the prospectus you state that construction of the project is expected to take 12-14 months from the date of pouring of concrete. See, for example, pages 1, 30, and 69. Please revise to clarify the uncertainties associated with this forecast. Also disclose that the company may not generate earnings or make any distributions to investors after paying or establishing reserves for operating expenses, debt payments, capital improvements, replacements and contingencies. See Industry Guide 5, Section 3(A)(iv).

Recent Events, page 4

21. Please update this section. For example, we note your disclosure that construction is expected to begin in January 2007 and that you plan to pay ICM $2 million in January 2007.

Our Financing Plan, page 6

22. Please explain in greater detail the alternatives you present in the bullet points. For example, how will you be able to begin construction of the plant from the equity funds without sufficient funds? Will you build a different plant or use the proceeds differently than described in the prospectus? When you say you will hold the equity funds indefinitely, will you place an outside limit on the date you hold such funds? Explain the circumstances under which you could return the equity funds after deducting expenses of operating your business or partially constructing the plant if you do not receive debt financing.

Important Notices to Investors, page 8

23. Please explain to us what type of information you are referring to in fifth paragraph of this section. We may have further comment based on your response.

Risk Factors, page 9

24. Please also include the applicable risk factors set forth in Industry Guide 5, Section 7.

GreenStone or any other lender with whom an investor finances their purchase …, page 12

25. Please give us a detailed legal analysis for your conclusions in the second paragraph that GreenStone is not acting as a broker, dealer, underwriter, placement agent or promoter with respect to the offer or sale of your units.

Risks Related to Conflicts of Interest, page 27

26. If material, please revise to include a risk factor related to conflicts of interest arising from your grain elevator arrangements and the relationship that several of your managers have with these grain elevators.

Use of Proceeds, page 31

27. Please provide the disclosure required by Industry Guide 5, Section 3(B) and Appendix I.

28. Please present a table under the Estimated Sources of Funds caption that also shows the sources of funds if only 10,000 units are sold.

29. Please add prominent disclosure of the percentage of an investment that will actually be available to construct the plant after the deduction of all front-end fees, commission, expenses and compensation. See Release 33-6900.

30. Since the net proceeds of the offering will be invested in a project that has not been constructed and has no operating history, it does not appear appropriate to make any statement setting forth a rate of return on the investment. Therefore, please delete the language stating that the rate of return for investors is anticipated to exceed the rate of interest paid to a lender. See Item 10.C of Industry Guide 5.
.
31. Please disclose what you plan to do with the net proceeds if you raise the minimum amount of the offering and debt commitment letters, but ultimately fail to obtain the debt financing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

32. Please disclose the following information for your construction project:

- The costs incurred to date for the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
- The period in which material net cash inflows from significant projects are expected to commence.

    To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

Legal Proceedings, page 72

33. Please provide in greater detail the circumstances surrounding the settlement agreement.

Security Ownership of Certain Beneficial Owners and Management, page 79

34. Please provide the addresses for the 5% unit holders and name all natural persons who share beneficial ownership with the non-public entities listed.

Transactions with Related Persons, Promoters and Certain Control Persons, page 85

35. Please describe the consulting agreements in greater detail.

Indemnification for Securities Act Liabilities, page 87

36. Please provide the disclosure required by Industry Guide 5, Section 6.

37. We note that the company agreement provides that none of the managers will be liable for any breach of their fiduciary duty. Please compare the state law fiduciary duties with the standards as modified by the company agreement and address the reasons for modifying the duties and the specific benefits and detriments to the investors from each modification in a tabular format.

Plan of Distribution, page 87

38. Please confirm that you have provided the applicable disclosure required by Industry Guide 5, Section 18.

39. Please provide us your analysis of whether the plan of distribution satisfies the requirements of Rule 3a4-1 of the Exchange Act.

40. Please disclose whether any of the managers or their affiliates are associated with broker dealers.

41. Please describe the GreenStone loans and any other similar transactions with investors.

Summary of Promotional and Sales Material, page 91

42. Please confirm to us that you have used no sales material not reviewed and cleared by the staff. Please provide us with copies of all sales materials and note that any materials will be subject to our review prior to effectiveness. This obligation is not terminated upon effectiveness of the registration statement.

43. Please disclose that sales literature is required to present a balanced discussion of the risks and rewards of investing in the partnership.

Federal Income Tax Consequences of Owning Our Units, page 100

44. You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please provide a firm opinion and revise the words such as:

   - this section is an expression of "general" federal income taxes,
   - that you do not "expect" to pay federal income tax,
   - "if" your partnership is determined to be a publicly traded partnership,
   - Because we "expect" to be taxed as a partnership, and
   - Distributions made by us to a unit holder "generally" will not be taxable.

Legal Matters, page 110

45. Please revise to include counsel's address. See paragraph 23 of Schedule A to the 1933 Act.

Available Information, page 110

46. Please delete the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Financial Statements

General

47. Please update to include audited financial statements as of December 31, 2006. Refer to Rule 3-01(d) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-7

48. You disclosed that the cost to purchase Liberty Michigan was $170,000. However, on page 34 you disclosed that you purchased Liberty Michigan for $170,000 and you assumed liabilities in the amount of $500,000. Please also revise your disclosure here, so it is consistent with page 34. Please also disclose the amount allocated to each major asset and liability that you acquired from Liberty Michigan.

Note 5 – Share-based Payments, page F-10

49. You made reference to the use of a third party in helping you determine the fair value of your share-based payments. You made a similar reference to the use of this third party in your critical accounting estimates on page 46. We remind you that if this reference is made in a filing under the 1933 Act, you must identify the third party and include their consent. Refer to Section 436(b) of Regulation C.

Signatures

50. Please revise to identify your principal accounting officer or controller.

Exhibits

51. Please file the executed versions of all the exhibits required by Item 601 of Regulation S-K. We note, for example, that the certificate of formation and

company agreement are not reflected as executed by the parties signing these documents.

52. Please file the feasibility study as an exhibit.

Exhibit 4.23 - Form of Subscription Agreement

53. The agreement does not reflect the escrow terms described in the prospectus. Please revise or file a separate escrow agreement for the investors.

Exhibit 4.3 - Form of Escrow Agreement

54. Please reconcile the terms of the escrow agreement with the disclosure in the prospectus. For example, the escrow agreement states that the escrow funds will be disbursed to the company after the agent receives $10 million in proceeds, but the prospectus disclosure has a minimum offering amount of $50 million.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Gus Rodriguez at (202) 551-3752 or in his absence, Rufus Decker at (202) 551-3769. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David P. Valenti
       Jackson Walker L.L.P.
       100 Congress, Suite 1100
       Austin, Texas 78701